SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                        FLEXIINTERNATIONAL SOFTWARE, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   338923 10 5
                                 (CUSIP Number)

                                Brian P. Friedman
                             Furman Selz SBIC, L.P.
                               55 East 52nd Street
                          New York, New York 10055-0002
                                 (212) 309-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 21, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          The statement on Schedule 13D filed on February 1, 1999 with respect to the shares of common stock, par value $0.01 per share ("Common Stock"), of FlexiInternational Software, Inc., a Delaware corporation ("FlexiInternational" or the "Company") is hereby amended to add Edmund A. Hajim as a signatory thereto.

          In addition, Item 7 of the Schedule 13D is hereby amended to read as follows:

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

          1. Joint Reporting Agreement and Power of Attorney executed by each of the Reporting Persons.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 FURMAN SELZ SBIC, L.P.

                                 By: /s/ Brian P. Friedman
                                     -------------------------
                                     Name:   Brian P. Friedman
                                     Title:  President of General Partner


                                 FURMAN SELZ SBIC INVESTMENTS, LLC

                                 By: /s/ Brian P. Friedman
                                     --------------------------
                                     Name:  Brian P. Friedman
                                     Title: President

                                 FURMAN SELZ INVESTMENTS, LLC

                                 By: /s/ Brian P. Friedman
                                     ---------------------------
                                     Name:  Brian P. Friedman
                                     Title: President

                                 ING BARING FURMAN SELZ LLC

                                 By: /s/ Steven Blecher
                                     --------------------------
                                     Name:  Steven Blecher
                                     Title: Vice Chairman

                                 ING MERGER, INC.

                                 By: /s/ Steven Blecher
                                     ---------------------------
                                     Name:   Steven Blecher
                                     Title:  Senior Managing Director and
                                             Assistant Secretary

                                 ING (U.S.) FINANCIAL HOLDINGS
                                 CORPORATION

                                 By: /s/ William A. Austin
                                     --------------------------------
                                     Name:  William A. Austin
                                     Title: Secretary

                                 ING BANK N.V.

                                 By: /s/ J.H.J. Houben
                                     ----------------------------------
                                     Name:  J.H.J. Houben
                                     Title:

                                 By: /s/ P.F.M. Van Lierop
                                     -----------------------------------
                                     Name:  P.F.M. Van Lierop
                                     Title: Senior Legal Advisor

                                 ING GROEP N.V.

                                 By: /s/ J.H.J. Houben
                                     ---------------------------------
                                     Name:  J.H.J. Houben

                                 SAUGATUCK PARTNERS, L.P.

                                 By: ING Baring Furman Selz LLC,
                                       General Partner

                                 By: /s/ Steven Blecher
                                     ----------------------------------
                                     Name:  Steven Blecher
                                     Title: Vice Chairman

                                 SAUGATUCK INTERNATIONAL LTD.

                                 By: Furman Selz Management (BVI) Ltd.,
                                     Manager

                                 By: /s/ Steven Blecher
                                     -------------------------
                                     Name:  Steven Blecher
                                     Title: Director

                                 FURMAN SELZ MANAGEMENT (BVI) LTD.

                                 By: /s/ Steven Blecher
                                     ---------------------------
                                     Name:   Steven Blecher
                                     Title:  Director

                                 FAIRWAY CAPITAL PARTNERS, L.P.

                                 By: FSIP LLC, General Partner

                                 By: /s/ Steven Blecher
                                     --------------------------
                                     Name:  Steven Blecher
                                     Title: Vice President

                                 FSIP LLC

                                 By: /s/ STEVEN BLECHER
                                     ------------------------------
                                     Name:  Steven Blecher
                                     Title: Vice President

                                 FURMAN SELZ CAPITAL
                                 MANAGEMENT LLC

                                 By: /s/ Steven Blecher
                                     -----------------------------
                                     Name:  Steven Blecher
                                     Title: Vice President

                                 ING FURMAN SELZ ASSET
                                 MANAGEMENT LLC

                                 By: /s/ Steven Blecher
                                     -------------------------------
                                     Name:  Steven Blecher
                                     Title: Vice President

                                 /s/ Brian P. Friedman
                                 -------------------------------
                                     Brian P. Friedman

                                 /s/ James L. Luikart
                                 ---------------------------------
                                     James L. Luikart

                                 /s/ Edmund A. Hajim
                                 ----------------------------
                                     Edmund A. Hajim